Exhibit 99.2

Appendix 3B - Proposed issue of securities

Announcement Summary

Entity name

IMMURON LIMITED

Announcement Type

New announcement

Date of this announcement

15/1/2025

The Proposed issue is:

A placement or other type of issue

Total number of +securities proposed to be issued for a placement or other type of issue

ASX +security code	Security description	Maximum Number of +securities to be issued

IMC	ORDINARY FULLY PAID	1,801,680

Proposed +issue date

15/1/2025

Refer to next page for full details of the announcement

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Appendix 3B - Proposed issue of securities

Part 1 - Entity and announcement details

1.1 Name of +Entity

IMMURON LIMITED

We (the entity named above) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules.

If the +securities are being offered under a +disclosure document or +PDS and are intended to be quoted on ASX, we also apply for quotation of all of the +securities that may be issued under the +disclosure document or +PDS on the terms set out in Appendix 2A of the ASX Listing Rules (on the understanding that once the final number of +securities issued under the +disclosure document or +PDS is known, in accordance with Listing Rule 3.10.3C, we will complete and lodge with ASX an Appendix 2A online form notifying ASX of their issue and applying for their quotation).

1.2 Registered Number Type	Registration Number

ACN	063114045

1.3 ASX issuer code

IMC

1.4 The announcement is

New announcement

1.5 Date of this announcement

15/1/2025

1.6 The Proposed issue is:

A placement or other type of issue

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Appendix 3B - Proposed issue of securities

Part 7 - Details of proposed placement or other issue

Part 7A - Conditions

7A.1 Do any external approvals need to be obtained or other conditions satisfied before the placement or other type of issue can proceed on an unconditional basis?

No

Part 7B - Issue details

Is the proposed security a ‘New class’ (+securities in a class that is not yet quoted or recorded by ASX) or an ‘Existing class’ (additional securities in a class that is already quoted or recorded by ASX)?

Will the proposed issue of this+security include an offer of attaching +securities?

Existing class	No

Details of +securities proposed to be issued

ASX +security code and description

IMC : ORDINARY FULLY PAID

Number of +securities proposed to be issued

1,801,680

Offer price details

Are the +securities proposed to be issued being issued for a cash consideration?

Yes

In what currency is the cash consideration being paid?	What is the issue price per+security?

AUD - Australian Dollar	AUD 0.08470

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class?

Yes

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Appendix 3B - Proposed issue of securities

Part 7C - Timetable

7C.1 Proposed +issue date

15/1/2025

Part 7D - Listing Rule requirements

7D.1 Has the entity obtained, or is it obtaining, +security holder approval for the entire issue under listing rule 7.1?

No

7D.1b Are any of the +securities proposed to be issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

No

7D.1c Are any of the +securities proposed to be issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A (if applicable)?

Yes

7D.1c ( i ) How many +securities are proposed to be issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A?

1,801,680

7D.1c ( ii ) Please explain why the entity has chosen to do a placement rather than a +pro rata issue or an offer under a +security purchase plan in which existing ordinary +security holders would have been eligible to participate

Due to the costs and timing benefits of completing the placement.

7D.2 Is a party referred to in listing rule 10.11 participating in the proposed issue?

No

7D.3 Will any of the +securities to be issued be +restricted securities for the purposes of the listing rules?

No

7D.4 Will any of the +securities to be issued be subject to +voluntary escrow?

No

Part 7E - Fees and expenses

7E.1 Will there be a lead manager or broker to the proposed issue?

No

7E.2 Is the proposed issue to be underwritten?

No

7E.4 Details of any other material fees or costs to be incurred by the entity in connection with the proposed issue

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Appendix 3B - Proposed issue of securities

Part 7F - Further Information

7F.01 The purpose(s) for which the entity is issuing the securities

To further research and development activities and provide on-going working capital.

7F.1 Will the entity be changing its dividend/distribution policy if the proposed issue proceeds?

No

7F.2 Any other information the entity wishes to provide about the proposed issue

Securities issued under an ATM trade in line with the Form F-3 and ATM Prospectus lodged on 3 July 2024.

7F.3 Any on-sale of the +securities proposed to be issued within 12 months of their date of issue will comply with the secondary sale provisions in sections 707(3) and 1012C(6) of the Corporations Act by virtue of:

The publication of a cleansing notice under section 708A(5), 708AA(2)(f), 1012DA(5) or 1012DAA(2)(f)

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